Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income (loss) from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the nine-month period ended September 30, 2014 and for the five years ended December 31, 2013 (dollars in thousands):

	For the Nine-Month Period Ended September 30, 2014		For the Years Ended December 31
			2013		2012		2011		2010	2009
Net income (loss)	$(42,895)		$(285,364)		$(168,341)		$(38,457)		$110,590	$(440,141)
Add back fixed charges:
Interest expense	61,098		70,892		75,317		89,649		96,690	261,824

Earnings before fixed charges and preferred share dividends	18,203		(214,472)		(93,024)		51,192		207,280	(178,317)
Fixed charges and preferred share dividends:
Interest expense	61,098		70,892		75,317		89,649		96,690	261,824
Preferred share dividends	20,628		22,616		14,660		13,649		13,641	13,641

Total fixed charges and preferred share dividends	$81,726		$93,508		$89,977		$103,298		$110,331	$275,465

Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	—	(1)	2.1x	—	(1)
Ratio of earnings to fixed charges and preferred share dividends	—	(2)	—	(2)	—	(2)	—	(2)	1.9x	—	(2)

(1)	The dollar amount of the deficiency for the nine-month period ended September 30, 2014 is $42.9 million and the dollar amount of the deficiency for the years ended December 31, 2013, 2012, 2011 and 2009 is $285.4 million, $168.3 million, $38.5 million, and $440.1 million, respectively.
(2)	The dollar amount of the deficiency for the nine-month period ended September 30, 2014 is $63.5 million and the dollar amount of the deficiency for the years ended December 31, 2013, 2012, 2011 and 2009 is $308.0 million, $183.0 million, $52.1 million, and $453.8 million, respectively.